SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A-6

Under the Securities Exchange Act of 1934
(Amendment No. _______)*

XML - Global Technologies, Inc.
 (Name of Issuer)

         Common Stock
(Title of Class of Securities)

           78 375 P 10 5
(CUSIP Number)

Clifford L. Neuman, Esq.
1507 Pine Street
Boulder, Colorado 80302
               (303) 449-2100
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

                             June 21, 2004
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [  ].

Check the following box if a fee is being paid with this statement [  ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class. (See Rule 13d-7).

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following page(s))

Page 1 of 5 Pages

SCHEDULE 13D

CUSIP NO.    78 375 P 10 5                                                                                         Page 2 of 5 Pages

(1)      Names of Reporting Persons, S.S. or I.R.S. Identification Nos. of Above Persons

          Paradigm Millennium Fund, LP

(2)      Check the Appropriate Box if a Member     (a) [  ]
           of a Group*                                                (b) [  ]

(3)      SEC Use Only

(4)      Source of Funds*    WC

(5)      Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

(6)      Citizenship or Place of Organization

           U.S.A.
Number of Shares	(7) Sole Voting Power 50,595,991
Beneficially Owned	(8) Shared Voting Power -0-
by Each Reporting	(9) Sole Dispositive Power 50,595,991
Person With	(10)Shared Dispositive Power -0-

(11)      Aggregate Amount Beneficially Owned by Each Reporting Person

           50,595,991 shares

(12)      Check if the Aggregate Amount in the Row (11) Excludes Certain Shares* [  ]

(13)      Percent of Class Represented by Amount in Row (11)     58.7%

(14)      Type of Reporting Person*      PN

*SEE INSTRUCTION BEFORE FILLING OUT!

Page 3 of 5 Pages

ITEM 1.      SECURITY AND ISSUER

       The class of securities to which this statement relates is common stock, par value $.0001 per share (the "Common Stock") of XML - Global Technologies, Inc., a Colorado corporation (the "Company"). The address of the principal executive offices of the Company is 3000 North Dundee Road, Suite 105, Northbrook, Illinois 60062.

ITEM 2.      IDENTITY AND BACKGROUND

       (a)-(c)      This Statement is being filed by Paradigm Millennium Fund, a Delaware limited partnership ("Paradigm Millennium Fund"), with principal offices located at 3000 Dundee Road, Suite 105, Northbrook, Illinois 60062. Paradigm Millennium Fund is a private investment fund engaged in holding investments. The sole General Partner of Paradigm Millennium Fund is Paradigm Group II, LLC, a Delaware limited liability company ("Paradigm Group"). Paradigm Group would be deemed the controlling person of Paradigm Millennium Fund. The names and addresses of the controlling persons of Paradigm Group are as follows:
Sheldon Drobny 3000 Dundee Road, Suite 105 Northbrook, Illinois 60062
Mr. Drobny's principal occupation or employment is as Managing Director of Paradigm Group II, LLC.
Aaron Fischer 3000 Dundee Road, Suite 105 Northbrook, Illinois 60062
Mr. Fischer's principal occupation or employment is as Managing Director of Paradigm Group II, LLC..

Page 4 of 5 Pages

ITEM 3.      SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

       Item 3 is amended by adding thereto the following:

       Effective June 21, 2004, Paradigm Millennium Fund, Paradigm Group and the Company reached an agreement to resolve the rights and entitlements of the parties under the Term Sheet dated April 21, 2003 (the "Term Sheet"). Under the terms of the agreement, the Company agreed to sell and Paradigm Millennium Fund agreed to purchase an additional 13,736,200 shares of Common Stock and Warrants to purchase an additional 14,361,200 shares of Common Stock at an exercise price of $.065 per share, all in consideration of a one time payment in the amount of $375,000. The foregoing agreement resolved all claims under the Term Sheet.

       The foregoing securities were acquired with partnership funds.

ITEM 5.      INTEREST IN SECURITIES OF THE ISSUER

       Item 5 is amended by adding thereto the following:

       (a)      At the close of business on June 21, 2004, Paradigm Millennium Fund beneficially owned 36,234,791 shares of Common Stock. In addition, the Paradigm Millennium Fund owned Warrants exercisable to purchase an additional 14,361,200 shares of Common Stock.

                 Paradigm Millennium Fund would be deemed the beneficial owner, within the meaning of Rule 13d-3 under the Exchange Act, of an aggregate of 50,595,991 shares of Common Stock, consisting of 36,234,791 shares of Common Stock and Warrants exercisable to purchase an additional 14,361,200 shares of Common Stock, which includes all of the securities issuable under the Term Sheet described in Item 4. Those securities represent 58.7% of the issued and outstanding shares of Common Stock of the Company, calculated in accordance with Rule 13d-1 under the Exchange Act.

       (b)      Paradigm Group, as the General Partner of Paradigm Millennium Fund, has the sole dispositive power with respect to all of the shares of Common Stock and Warrants identified in Item 5(a) above. Voting power with respect to the securities identified in Item 5(a) above is covered by the Voting Agreement more fully described in a previous report.

Page 5 of 5 Pages

       (c)     The following shares of Common Stock and Warrants were acquired by Paradigm Millennium Fund in the past 60 days:
Date	Consideration	Number of Shares	Number of Warrants
June 21, 2004	$.027 per share	13,736,300
June 21, 2004	N/A		14,361,200

Except as described herein, none of the control persons of Paradigm Group identified in Item 2 above beneficially own shares of Common Stock of the Company, nor have any such persons effected transactions in shares of Common Stock during the past sixty (60) days.

                Paradigm Millennium Fund has not sold any shares of common stock during the past sixty (60) days.

       (d)      Not applicable.

       (e)      Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
June 30, 2004 (Date)
/s/ Sheldon Drobny (Signature)
Sheldon Drobny, Managing Director of Paradigm Group II, LLC, General Partner (Name/Title)